UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701877 102

1	Name of Reporting Person: NGP X US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person PN

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

1	Name of Reporting Person: NGP X Holdings GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person OO

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

1	Name of Reporting Person: NGP Natural Resources X, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person PN

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

1	Name of Reporting Person: NGP X Parallel Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person PN

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

1	Name of Reporting Person: GFW X, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person OO

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

1	Name of Reporting Person: G.F.W. Energy X, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person PN

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

1	Name of Reporting Person: NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,328,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,328,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type of Reporting Person OO

(1)	Based on 136,623,407 shares of the Issuer’s Class A common stock issued and outstanding as of December 14, 2015, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP NO. 701877 102

Item 1(a).	Name of issuer:

Parsley Energy, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

303 Colorado Street, Suite 3000

Austin, TX 78701

Item 2(a).	Names of persons filing:

This Schedule 13G/A is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	NGP X US Holdings, L.P.

(ii)	NGP X Holdings GP, L.L.C.

(iii)	NGP Natural Resources X, L.P.

(iv)	NGP X Parallel Holdings, L.P.

(v)	GFW X, L.L.C.

(vi)	G.F.W. Energy X, L.P.

(vii)	NGP Energy Capital Management, L.L.C.

Item 2(b).	Address or principal business office or, if none, residence:

(i)	NGP X US Holdings, L.P.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(ii)	NGP X Holdings GP, L.L.C
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(iii)	NGP Natural Resources X, L.P.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(iv)	NGP X Parallel Holdings, L.P.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(v)	GFW X, L.L.C.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(vi)	G.F.W. Energy X, L.P.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(vii)	NGP Energy Capital Management, L.L.C.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

Item 2(c).	Citizenship:

(i)	NGP X US Holdings, L.P. - Delaware

(ii)	NGP X Holdings GP, L.L.C. - Delaware

(iii)	NGP Natural Resources X, L.P. - Delaware

(iv)	NGP X Parallel Holdings, L.P. - Delaware

(v)	GFW X, L.L.C. - Delaware

(vi)	G.F.W. Energy X, L.P. - Delaware

(vii)	NGP Energy Capital Management, L.L.C. - Texas

Item 2(d).	Title of class of securities:

Class A common stock, par value $0.01 per share

Item 2(e).	CUSIP number:

701877 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

NGP X US Holdings, L.P. is wholly owned and controlled by its general partner, NGP X Holdings GP, L.L.C. (“NGP X Holdings GP”), and its limited partners, NGP Natural Resources X, L.P. (“NGP X”) and NGP X Parallel Holdings, L.P. (“NGP X Parallel”). NGP X Holdings GP is wholly owned by NGP X. NGP X Holdings GP, NGP X and NGP X Parallel may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. NGP X Holdings GP, NGP X and NGP X Parallel disclaim beneficial ownership of the reported shares in excess of such entity’s pecuniary interest in the shares. GFW X, L.L.C. and G.F.W. Energy X, L.P. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of GFW X, L.L.C. being the sole general partner of G.F.W. Energy X, L.P. (which is the sole general partner of NGP X and NGP X Parallel). GFW X, L.L.C. has delegated full power and authority to manage NGP X and NGP X Parallel to NGP Energy Capital Management, L.L.C. and accordingly, NGP Energy Capital Management, L.L.C. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares.

This Amendment No. 1 on Schedule 13G/A is being filed by the Reporting Persons to reflect the change in the Reporting Persons’ beneficial ownership to 3.9% in connection with the Issuer’s and the Reporting Persons’ December 2015 offering of the Issuer’s Class A common stock. As a result, the Reporting Persons are no longer subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended.

1.	NGP X US Holdings, L.P.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

2.	NGP X Holdings GP, L.L.C.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

3.	NGP Natural Resources X, L.P.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

4.	NGP X Parallel Holdings, L.P.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

5.	GFW X, L.L.C.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

6.	G.F.W. Energy X, L.P.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

7.	NGP Energy Capital Management, L.L.C.

a.	Amount beneficially owned: 5,328,976

b.	Percent of class: 3.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,328,976

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,328,976

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

NGP X US HOLDINGS, L.P.

By: NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Authorized Person

NGP NATURAL RESOURCES X, L.P.

By: G.F.W. Energy X, L.P., its general partner

By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Authorized Member

NGP X PARALLEL HOLDINGS, L.P.

By: G.F.W. Energy X, L.P., its general partner

By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Authorized Member

Signature Page to Schedule 13G/A

GFW X, L.L.C.

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh
Name	Kenneth A. Hersh
Title:	Chief Executive Officer

Signature Page to Schedule 13G/A